SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

47103J 105

(CUSIP Number)

Jay Lichter, Ph.D.

Avalon Ventures

1134 Kline Street

La Jolla, California 92037

(858) 348-2180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,959,175 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,959,175 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,175 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,021,414 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,021,414 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,414 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 573,227 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 573,227 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 573,227 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,959,175 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,959,175 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,175 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons ABV SPV I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,021,414 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,021,414 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,414 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 573,227 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 573,227 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 573,227 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Kevin Kinsella
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,959,175 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,959,175 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,175 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,959,175 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Richard Levandov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,651 shares
	8.	Shared Voting Power 2,959,175 shares (2)
	9.	Sole Dispositive Power 5,651 shares
	10.	Shared Dispositive Power 2,959,175 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 964,826 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,959,175 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Braden Bohrmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,959,175 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,959,175 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,175 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,959,175 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Jay Lichter, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,251 shares (2)
	8.	Shared Voting Power 6,553,816 shares (3)
	9.	Sole Dispositive Power 68,251 shares (2)
	10.	Shared Dispositive Power 6,553,816 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,622,067 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 61,251 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(3)	Includes (i) 2,959,175 shares of Common Stock held by Avalon Ventures; (ii) 3,021,414 shares of Common Stock held by ABV SPV; and (iii) 573,227 shares of Common Stock held by ABV I. Avalon XI GP is the general partner of Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024; and (ii) 61,251 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Tighe Reardon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 466,980 shares (2)
	8.	Shared Voting Power 3,594,641 shares (3)
	9.	Sole Dispositive Power 442,961 shares (2)
	10.	Shared Dispositive Power 3,594,641 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,061,621 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 284,608 shares of Common Stock issuable upon the exercise of stock options held by Reardon that are vested or will vest within 60 days of the date of the filing of this Schedule 13D. Also includes 24,019 shares of Common Stock issuable upon early exercise of stock options held by Reardon that will not vest within 60 days of the date of the filing of this Schedule 13D, for which he is considered to have voting, but not dispositive, power.

(3)	Includes (i) 3,021,414 shares of Common Stock held by ABV SPV and (ii) 573,227 shares of Common Stock held by ABV I. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024; and (ii) 248,086 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sergio G. Duron, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,802 shares
	8.	Shared Voting Power 573,227 shares (2)
	9.	Sole Dispositive Power 82,802 shares
	10.	Shared Dispositive Power 573,227 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,029 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 573,227 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sanford Madigan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 96,819 shares
	8.	Shared Voting Power 573,227 shares (2)
	9.	Sole Dispositive Power 96,819 shares
	10.	Shared Dispositive Power 573,227 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,046 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 573,227 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

Explanatory Note: This Amendment No. 4 (“Amendment No. 4”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 and amended on November 16, 2023, March 4, 2024 and June 5, 2024 (the “Original Schedule 13D”) filed on behalf of Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Effective July 19, 2024, Lichter resigned as a member of the Board of Directors of the Issuer, including his chairmanship of the Board of Directors. Effective August 8, 2024, Reardon resigned his position as Acting Chief Financial Officer of the Company.

The information in Item 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)– (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of September 16, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
Avalon Ventures (1)	2,959,175	—	2,959,175	—	2,959,175	2,959,175	5.7%
ABV SPV (2)	3,021,414	—	3,021,414	—	3,021,414	3,021,414	5.8%
ABV I (3)	573,227	—	573,227	—	573,227	573,227	1.1%
Avalon XI GP (1)	—	—	2,959,175	—	2,959,175	2,959,175	5.7%
ABV SPV GP (2)	—	—	3,021,414	—	3,021,414	3,021,414	5.8%
ABV GP (3)	—	—	573,227	—	573,227	573,227	1.1%
Kinsella (1)	—	—	2,959,175	—	2,959,175	2,959,175	5.7%
Levandov (1)	5,651	5,651	2,959,175	5,651	2,959,175	2,964,826	5.7%
Bohrmann (1)	—	—	2,959,175	—	2,959,175	2,959,175	5.7%
Lichter (1) (2) (3) (4)	68,251	68,251	6,553,816	68,251	6,553,816	6,622,067	12.7%
Reardon (2) (3) (5)	466,980	466,980	3,594,641	442,961	3,594,641	4,061,621	7.7%
Duron (3)	82,802	82,802	573,227	82,802	573,227	656,029	1.3%
Madigan (3)	96,819	96,819	573,227	96,819	573,227	670,046	1.3%

(1)	Includes 2,959,175 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(2)	Includes 3,021,414 shares of Common Stock held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	Includes 573,227 shares of Common Stock held by ABV I. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	Includes 61,251 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(5)	Includes 284,608 shares of Common Stock issuable upon the exercise of stock options held by Reardon that are vested or will vest within 60 days of the date of the filing of this Schedule 13D. Also includes 24,019 shares of Common Stock issuable upon early exercise of stock options held by Reardon that will not vest within 60 days of the date of the filing of this Schedule 13D, for which he is considered to have voting, but not dispositive, power.

(6)	This percentage is calculated based on the sum of (i) 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024; and (ii) shares of Common Stock issuable upon exercise of stock options, as applicable.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following by adding the following paragraphs at the end of Item 6:

On September 12, 2024, Avalon Ventures, ABV I and ABV SPV (the “Sellers”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with RA Capital Healthcare Fund, L.P. (the “Buyer”). On the terms and subject to the conditions set forth in the Stock Purchase Agreement, the Buyer has agreed to purchase an aggregate of 1,200,000 shares of Common Stock (the “Sold Shares”) from the Sellers at a purchase price of $44.75 per share. The closing of the transactions contemplated by the Stock Purchase Agreement is subject to certain customary conditions to closing, including the expiration or earlier termination of the applicable waiting period to the consummation of the Buyer’s purchase of the Sold Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Stock Purchase Agreement additionally contains certain termination rights for both the Buyer and the Sellers, including the right to terminate if the closing has not occurred by November 15, 2024, or if the other party has materially breached its obligations under the Stock Purchase Agreement.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Stock Purchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2024

AVALON VENTURES XI, L.P.		AVALON VENTURES XI GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON BIOVENTURES SPV I, L.P.		ABV SPV I GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON BIOVENTURES I, LP		AVALON BIOVENTURES GP, LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

/s/ Kevin Kinsella		/s/ Tighe Reardon
Kevin Kinsella		Tighe Reardon

/s/ Richard Levandov		/s/ Sergio Duron
Richard Levandov		Sergio G. Duron, Ph.D.

/s/ Braden Bohrmann		/s/ Sanford Madigan
Braden Bohrmann		Sanford Madigan, Ph.D.

/s/ Jay Lichter
Jay Lichter, Ph.D.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

B.	Stock Purchase Agreement